SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                          ___________________________


                                  SCHEDULE 13G
                     Under the Securities Exchange Act of 1934




                                 Pizza Inn, Inc.
                                (Name of Issuer)


                           Common Stock, $.01 par value
                          (Title of Class of Securities)


                                  725848 10 5
                                 (CUSIP Number)

                               September 30, 2002
              (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [x]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

* The remainder of this coverage page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                  13G

CUSIP NO. 752848 10 5


1)  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY)

        Wells Fargo & Company
        Tax Identification No. 41-0449260

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3)  SEC USE ONLY

4)  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    2,908,239(1)
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 2,905,000
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,908,239(1)

10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)(2)
        28.9%

12)  TYPE OF REPORTING PERSON

        HC

(1) Includes 3,239 shares held in customer or fiduciary accounts in the ordinary course of business by Wells Fargo Bank Minnesota, N.A., an indirectly wholly owned subsidiary of Wells Fargo & Company.

(2) The calculation of percentage of beneficial ownership was derived from the Issuer's Annual Report on Form 10-K for the fiscal year ended
    June 30, 2002, filed with the Commission on September 27, 2002, in which the Issuer stated that the number of shares of Common Stock outstanding as of September 13, 2002, was 10,058,324.

                                     13G

CUSIP NO. 752848 10 5


1)  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY)

        Wells Fargo Bank Texas, N.A.
        Tax Identification No. 75-0403318

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3)  SEC USE ONLY

4)  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    2,905,000
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 2,905,000
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,905,000

10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)(1)
        28.9%

12)  TYPE OF REPORTING PERSON

        BK

(1) The calculation of percentage of beneficial ownership was derived from the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 2002, filed with the Commission on September 27, 2002, in which the Issuer stated that the number of shares of Common Stock outstanding as of September 13, 2002, was
    10,058,324.


                                     13G

CUSIP NO. 752848 10 5


Disclaimer:  Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Wells Fargo & Company or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1(a).   Name of Issuer.

             Pizza Inn, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices.

             3551 Plano Parkway
             The Colony, Texas 75056

Item 2(a) .  Names of Person Filing.

             Wells Fargo & Company
             Wells Fargo Bank Texas, N.A.

Item 2(b).   Address or Principal Business Office or, if none,
             Residence.

             Wells Fargo & Company
             420 Montgomery Street
             San Francisco, CA 94104

             Wells Fargo Bank Texas, N.A.
             1445 Ross Avenue, Suite 400
             Dallas, Texas  75202.

Item 2(c).   Citizenship.

             Wells Fargo & Company is a Delaware corporation

             Wells Fargo Bank Texas, N.A. is a national banking association.

Item 2(d).   Title of Class of Securities.

             Common Stock, par value $.01 per share.

Item 2(e).   CUSIP Number.

             725848 10 5


                                     13G

CUSIP NO. 752848 10 5

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

             Wells Fargo & Company:    A parent holding company or
                                       control person in accordance
                                       with section 240.13d-
                                       1(b)(1)(ii)(G);

             Wells Fargo Bank Texas, N.A.: Bank as defined in
                                           section 3(a)(6)of the Act
                                           (15 U.S.C. 78c);

Item 4.      Ownership.
             Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

             (a)  Amount beneficially owned by the Reporting Person:

             Wells Fargo & Company: 2,908,239 shares of Common Stock (as of the date of filing), including 3,239 shares held in customer or fiduciary accounts in the ordinary course of business by Wells Fargo Bank Minnesota, N.A., an indirectly wholly owned subsidiary of Wells Fargo &
             Company.

             Wells Fargo Bank Texas, N.A.: 2,905,000 shares of Common Stock (as of the date of filing).*

             * Consists of shares of Common Stock pledged to Wells Fargo Bank Texas, N.A., under the terms of a pledge agreement dated June 2, 1997. The pledge and owner of the shares of Common Stock is C. Jeffrey Rogers, the former Chief Executive Officer of the Issuer. The pledge agreement, prior to default, did not grant Wells Fargo Bank Texas, N.A. the power to vote or direct the vote or dispose or direct the disposition of the shares of Common Stock. Pursuant to the pledge agreement, the related loan agreement and other related agreements, Wells Fargo Bank Texas, N.A. made a determination to exercise its right to control voting rights with respect to the shares of Common Stock on September 30, 2002, as a result of a continuing default under the loan agreement. As a further result of such continuing default, on October 2, 2002, Wells Fargo Bank Texas, N.A. made a determination to exercise its rights to control the disposal of the shares of Common Stock pursuant to a notification of disposition of collateral under Article 9 of the Uniform Commercial Code.

                                     13G

CUSIP NO. 752848 10 5


            (b) Percent of class held: 28.9%. The calculation of percentage of beneficial ownership was derived from the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 2002, filed with the Commission on September 27, 2002, in which the Issuer stated that the number of shares of Common Stock outstanding as of September 13, 2002 was 10,058,324.

            (c) Number of shares as to which each Reporting Person has:

                (i) Sole power to vote or direct the vote: see information provided in Item 4(a).

                (ii)  Shared power to vote or to direct the vote: none.

                (iii) Sole power to dispose or to direct the
                      disposition of: see information provided in Item 4(a), except that no Reporting Person may dispose, or direct the disposition of 3,239 shares of the Issuer's common stock held by Wells Fargo Bank Minnesota, N.A., an indirect, wholly-owned subsidiary of Wells Fargo & Company, in customer or fiduciary accounts in the ordinary course of business.

                (iv) Shared power to dispose or to direct the disposition of:

                      none.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another
            Person.

            C. Jeffrey Rogers, former Chief Executive Officer of the Issuer, pledged the shares of Common Stock (to which this Schedule relates) to Wells Fargo Bank Texas, N.A., under the terms of a pledge agreement dated June 2, 1997. These shares were pledged to secure certain obligations under a loan agreement between Wells Fargo Bank Texas, N.A. and C. Jeffrey Rogers. Under the terms of the pledge agreement, the loan agreement and other related agreements, C. Jeffrey Rogers may be entitled to a portion of the proceeds from the sale of these shares under limited circumstances.

                                     13G

CUSIP NO. 752848 10 5


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
            Holding Company or Control Person.

            See Attachment A.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issue of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2002                 WELLS FARGO & COMPANY


                                        By:    /s/ Laurel A. Holschuh
                                        Name:  Laurel A. Holschuh
                                        Title: Senior Vice President
                                               and Secretary


                                   AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by Wells Fargo &
Company on its own behalf and on behalf of Wells Fargo Bank Texas, N.A.

Dated:  October 10, 2002

                                        WELLS FARGO AND COMPANY


                                        By:    /s/ Laurel A. Holschuh
                                        Name:  Laurel A. Holschuh
                                        Title: Senior Vice President
                                               and Secretary

                                        WELLS FARGO BANK TEXAS, N.A.


                                        By:    /s/ Michael B. Sullivan
                                        Name:  Michael B. Sullivan
                                        Title: Senior Vice President





                                  ATTACHMENT A

The Schedule 13G to which this attachment is appended is filed by Wells Fargo & Company on behalf of the following subsidiaries:

        Wells Fargo Bank Minnesota, N.A. (1)
        Wells Fargo Bank Texas, N.A. (1)

(1)  Classified as a bank in accordance with Regulation 13d-
     1(b)(1)(ii)(B).

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